Exhibit 99.2

INTERIM REPORT

Consolidated Financial Statements

Third Quarter
June 30, 2007

AXCAN PHARMA

AXCAN PHARMA INC.
Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	June 30,	September 30,
	2007	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	262,642	55,830
Short-term investments, available for sale	6,200	117,151
Accounts receivable, net	44,657	30,939
Income taxes receivable	6,717	8,987
Inventories (Note 2)	30,461	37,349
Prepaid expenses and deposits	3,325	3,699
Deferred income taxes	14,467	8,423
Total current assets	368,469	262,378

Property, plant and equipment, net	29,637	28,817
Intangible assets, net (Note 3)	366,419	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	49	1,475
Deferred income taxes	5,985	-
Total assets	798,026	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	72,044	60,733
Income taxes payable	18,950	2,099
Instalments on long-term debt	554	681
Deferred income taxes	1,290	1,104
Total current liabilities	92,838	64,617

Long-term debt (Note 6)	240	125,565
Deferred income taxes	39,927	38,211
Total liabilities	133,005	228,393

Shareholders’ Equity

Capital stock (Note 6)
Preferred shares,without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 55,296,354 issued and outstanding as at June 30, 2007 and 45,800,581 as at September 30, 2006	394,726	262,786
Retained earnings	232,583	177,906
Additional paid-in capital	8,208	4,967
Accumulated other comprehensive income	29,504	21,765
Total shareholders’ equity	665,021	467,424
Total liabilities and shareholders’ equity	798,026	695,817

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Operations

(in thousands of U.S. dollars, except share related data)
(unaudited)

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenue	92,336	76,657	256,475	220,066

Cost of goods sold (a)	20,504	17,816	61,121	54,511
Selling and administrative expenses (a)	26,524	25,260	73,559	71,790
Research and development expenses (a)	7,559	8,260	21,408	24,442
Depreciation and amortization	5,749	5,618	16,655	16,901
Partial write-down of intangible assets	-	-	-	5,800
	60,336	56,954	172,743	173,444

Operating income	32,000	19,703	83,732	46,622

Financial expenses (Note 5)	1,188	1,764	4,702	5,259
Interest income	(2,879)	(1,580)	(7,523)	(3,337)
Loss (gain) on foreign currency	756	(118)	1,038	(663)
	(935)	66	(1,783)	1,259

Income before income taxes	32,935	19,637	85,515	45,363
Income taxes (Note 6)	13,577	6,357	30,838	14,516
Net income	19,358	13,280	54,677	30,847

Income per common share
Basic	0.42	0.29	1.19	0.67
Diluted	0.36	0.26	1.03	0.62

Weighted average number of common shares
Basic	46,580,075	45,775,345	46,131,468	45,732,761
Diluted	56,096,165	54,996,338	55,601,528	55,050,987
(a) Exclusive of depreciation and amortization

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Shareholders’ Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)
(unaudited)

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Common shares (number)
Balance, beginning of period	46,015,945	45,769,214	45,800,581	45,682,175
Shares issued following conversion of subordinated notes (Note 6)	8,924,080	-	8,924,080	-
Shares issued pursuant to the
stock incentive plans for cash	356,329	11,076	571,693	98,115
Balance, end of period	55,296,354	45,780,290	55,296,354	45,780,290

	$	$	$	$
Common shares
Balance, beginning of period	265,101	262,468	262,786	261,714
Shares issued following conversion of subordinated notes (Note 6)	125,000	-	125,000	-
Stock-based compensation on exercised options	308	-	435	-
Shares issued pursuant to the
stock incentive plans for cash	4,317	126	6,505	880
Balance, end of period	394,726	262,594	394,726	262,594

Retained earnings
Balance, beginning of period	213,225	156,354	177,906	138,787
Net income	19,358	13,280	54,677	30,847
Balance, end of period	232,583	169,634	232,583	169,634

Additional paid-in capital
Balance, beginning of period	7,300	3,376	4,967	1,329
Stock-based compensation expense	1,088	752	3,462	2,742
Stock-based compensation on exercised options	(308)	-	(435)	-
Income tax deductions on stock options exercise	128	-	214	57
Balance, end of period	8,208	4,128	8,208	4,128

Accumulated other comprehensive income
Balance, beginning of period	28,090	16,478	21,765	15,774
Foreign currency translation adjustments	1,414	6,098	7,739	6,802
Balance, end of period	29,504	22,576	29,504	22,576
Total shareholders' equity	665,021	458,932	665,021	458,932

Comprehensive income
Foreign currency translation adjustments	1,414	6,098	7,739	6,802
Net income	19,358	13,280	54,677	30,847
Total comprehensive income	20,772	19,378	62,416	37,649

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Cash Flows

(in thousands of U.S. dollars)
(unaudited)

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net income	19,358	13,280	54,677	30,847
Non-cash items
Amortization of deferred debt issue expenses	870	281	1,426	836
Other depreciation and amortization	5,749	5,618	16,655	16,901
Partial write-down of intangible assets	-	-	-	5,800
Stock-based compensation expense	1,088	752	3,462	2,742
Loss on disposal and write-down of assets	963	-	3,875	-
Foreign currency fluctuation	(991)	225	143	215
Deferred income taxes	(3,485)	43	(12,524)	(35)
Changes in working capital items
Accounts receivable	1,884	3,072	(12,881)	8,689
Income taxes receivable	355	(922)	4,715	(1,251)
Inventories	(667)	(1,476)	7,255	(4,453)
Prepaid expenses and deposits	93	(618)	411	(2,479)
Accounts payable and accrued liabilities	5,909	(5,713)	10,021	1,195
Income taxes payable	10,162	2,022	17,575	2,871
Cash flows from operating activities	41,288	16,564	94,810	61,878
Investing activities
Acquisition of short-term investments	-	(28,687)	(25,171)	(49,105)
Disposal of short-term investments	12,149	-	136,122	6,997
Acquisition of property, plant and equipment	(1,580)	(616)	(5,349)	(1,769)
Disposal of property, plant and equipment	113	-	219	-
Acquisition of intangible assets	(15)	(4,509)	(34)	(4,529)
Cash flows from investing activities	10,667	(33,812)	105,787	(48,406)
Financing activities
Repayment of long-term debt	(178)	(390)	(521)	(1,129)
Issue of shares	4,317	126	6,505	880
Cash flows from financing activities	4,139	(264)	5,984	(249)
Foreign exchange gain on cash
held in foreign currencies	67	401	231	309
Net increase (decrease) in cash
and cash equivalents	56,161	(17,111)	206,812	13,532
Cash and cash equivalents, beginning of period	206,481	110,612	55,830	79,969
Cash and cash equivalents, end of period	262,642	93,501	262,642	93,501

Additional information
Interest received	1,821	1,427	5,303	3,272
Interest paid	2,938	2,679	5,626	5,392
Income taxes paid	11,172	4,988	20,565	12,802

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

1.     Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2006. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2006. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.     Inventories

	June 30,	September 30,
	2007	2006
	$	$

Raw materials and packaging material	10,639	15,979
Work in progress	1,581	1,413
Finished goods	18,241	19,957
	30,461	37,349

3.     Intangible Assets

June 30, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	349,371	72,850	276,521
Indefinite life	102,273	12,375	89,898
	451,644	85,225	366,419

September 30, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

4.     Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry.

The Company operates in the following geographic segments:

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Revenue
Canada
Domestic sales	8,338	9,763	29,679	29,090
Foreign sales	-	-	-	-
United States
Domestic sales	67,533	54,071	178,918	147,069
Foreign sales	951	1,609	2,988	4,805
Europe
Domestic sales	12,690	9,233	36,365	32,385
Foreign sales	2,777	1,815	8,230	6,451
Other	47	166	295	266
	92,336	76,657	256,475	220,066

	June 30,	September 30,
	2007	2006
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	31,881	36,409
United States	125,166	125,084
Europe	236,551	239,323
Other	29,925	31,148
	423,523	431,964

Revenue is attributed to geographic segments based on the country of origin of the sales.

5.     Financial Information Included in the Consolidated Operations

a)     Financial expenses (Note 6)
	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Interest on long-term debt	180	1,336	2,862	4,058
Bank charges	69	64	175	124
Financing fees	69	83	239	241
Amortization of deferred debt issue expenses	870	281	1,426	836
	1,188	1,764	4,702	5,259

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
(amounts in the tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

5.      Financial Information Included in the Consolidated Operations (continued)

b)     Other information
	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Rental expenses	577	584	1,671	1,442
Shipping and handling expenses	1,426	1,973	4,475	5,875
Advertising expenses	2,871	2,447	8,624	8,436
Depreciation of property, plant and equipment	1,427	1,439	3,874	4,271
Amortization of intangible assets	4,322	4,179	12,781	12,630
Stock-based compensation expense	1,088	752	3,462	2,742

c)     Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$
Net income available to common shareholders
Basic	19,358	13,280	54,677	30,847
Interest and amortization of deferred debt issue
expenses relating to the convertible
subordinated notes, net of income taxes	675	1,062	2,793	3,252
Net income available to common shareholders on a diluted basis	20,033	14,342	57,470	34,099

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Weighted average number of common shares
Weighted average number of common shares
outstanding	46,580,075	45,775,345	46,131,468	45,732,761
Effect of dilutive stock options and relevant
shares issuable under stock incentive plans	788,111	296,880	578,636	394,113
Effect of dilutive convertible subordinated notes	8,727,979	8,924,113	8,891,424	8,924,113
Adjusted weighted average number of common shares outstanding	56,096,165	54,996,338	55,601,528	55,050,987

Number of common shares outstanding as at August 1, 2007

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
(amounts in the tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

5.      Financial Information Included in the Consolidated Operations (continued)

c)      Income per common share (continued)

Options to purchase 725,095 and 1,050,044 common shares were outstanding as at June 30, 2007 and 2006 respectively but were not included in the computation of diluted income per share for the nine-month periods ended June 30, 2007 and 2006, as the exercise price of the options was greater than the average market price of the common shares.

d)      Employee benefit plan

A subsidiary of the Company has a defined contribution plan (“The Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. For the nine-month period ended June 30, 2007, the Company made matching contributions to the Plan totalling $334,109 ($295,879 in 2006).

6.   Conversion of the Convertible Subordinated Notes

During the third quarter of fiscal 2007, the Company called for redemption all of its $125.0 million 4.25% Convertible Subordinated Notes (“Notes”) and the holders of all of the Notes exercised their right to convert their Notes, in lieu of redemption, by June 28, 2007. The Company completed the conversion of the Notes by issuing an aggregate of 8,924,080 common shares and paying $613 in lieu of fractional shares. Long-term debt was consequently reduced by $125.0 million and capital stock increased by the same amount. As a result of the conversion, financial expenses for the quarter were reduced by $1.2 million in interest on long-term debt and increased by $0.6 million in amortization of deferred debt issue expenses compared to the same period of fiscal 2006. In addition, for the periods ended June 30, 2007, income taxes expenses include a one-time charge of $5.5 million to account for capital gains taxes on currency exchange gains made upon conversion of the Notes.

The Notes were convertible into 8,924,113 common shares. The holders could have converted their Notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeded 110% of the conversion price in effect on that thirtieth trading day. The holders could also have converted their Notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the Notes was less than 95% of the average conversion value for the Notes during that period. Finally, the holders could also have converted their Notes upon the occurrence of specified corporate transactions, or if the company had called the Notes for redemption. From April 20, 2006, the Company had the right, at its option, to redeem the Notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date.

7.   Stock incentive plans

The weighted average estimated fair value of granted stock options for the periods ended June 30, 2007 and 2006 using the Black-Scholes option pricing model was as follows:

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Weighted average fair value of options	-	$5.19	$5.72	$6.41
Assumptions used
Expected term of options (years)	-	4.5	4.5	5.8
Expected stock price volatility	-	41%	39%	42%
Risk-free interest rate	-	4.27%	4.37%	4.28%
Expected dividend	-	-	-	-